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                          November 15, 2022

       Paul Alpern
       General Counsel
       Arteris, Inc.
       595 Millich Dr. Suite 200
       Campbell, CA 95008

                                                        Re: Arteris, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on November
9, 2022
                                                            File No. 333-268257

       Dear Paul Alpern:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Page Mailliard